Mail Stop 0407

November 3, 2004

Mr. Seiji Emani,
General Manager of Finance and Accounting Department and
  Chief Financial Officer
TDK Kabushiki Kaisha
13-1, Nihonbashi 1-chome, Chuo-ku,
Tokyo 103-8272, Japan

	RE:  	TDK Corporation
		Form 20-F for the fiscal year ended March 31, 2004
Filed August 10, 2004
		File No. 1-8346

Dear Mr. Emani:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








TDK Corporation
November 3, 2004

Form 20-F for the year ended March 31, 2004

Item 5.  Operating and Financial Review and Prospects

Item 5.A. Operating Results

1. Your discussions of the changes in the statement of operations line item from period to period are not very informative, and neither are your discussions of your segment operating results. In order to understand your business it is requested that you should discuss your profitability and cash needs by each of your segments disclosed on pages 22 and 23. Please make your Operating and Financial Review section more informative and dynamic. Please refer to Instruction 1 to Item 5 to Form 20-F and the Commission`s interpretive release No. 33-6835 dated May 18, 1989 for additional guidance.


2. Please disclose and discuss the changes in each material component of the expenses that you include in the cost and expenses line item and the types of expenses that you include in the selling, general, and administrative expenses line item. In circumstances where there is more than one business reason for the change, you should attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Your present discussion on page 18 is too general.

Critical accounting policies, page 31


3.	Refer to your discussion on the valuation of inventories.  Tell us in more detail why you assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material. Tell us and disclose in future filings how accurate the estimates of the net realizable value have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

3. With respect to valuation of long-lived assets, valuation of goodwill, accounting for income taxes and pension benefit costs, provide quantitative as well as qualitative disclosures in future filings when information is reasonably available to provide readers with a better understanding of other reasonably likely scenarios. For additional guidance, refer to Item 303 of Regulation S-K as well as the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.





TDK Corporation
November 3, 2004

Financial Statements

Consolidated statements of operations, page 71

Patent infringement settlement

4. Please tell us in detail all relevant information regarding the patent settlement and consider disclosing in future filing, appropriate information in the notes to the financial statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting
Policies

Note 2. (g) Inventories

5. We note in your critical accounting policy on page 31 that you make significant estimates regarding obsolesces which may affect the amounts of the inventories. Tell us how often and when you make estimates for such markdowns and estimates for write down of obsolete and excess inventories during the fiscal year. We assume the company evaluates the need for any adjustment at least quarterly. In future filing, if material, disclose the amount of the reserve in your quarterly as well as annual reports.

6. Please disclose the nature of cost elements included in the finished goods and work in process inventories disclosed in Note 5 on page 81. Please refer to Rule 5-02.6(b) of Regulation S-X.

7. Provide the disclosure required by EITF Issue 00-10, Accounting for Shipping and Handling Fees and Costs.

8. We note that with regards to sales of recording media & systems products, you provide sales incentive programs to resellers and retailers. Supplementally provide us with more details of these incentive programs. Tell us and disclose your accounting policy for each of these types of arrangements (i.e., product discount, volume-based rebates, consumer promotion.) For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Explain to us the nature of your estimates in relation to each
of the incentive programs.    Also, tell us the nature of any other
incentive, rebate, cooperative advertising or other promotional programs provided by the registrant to its customers and how the company accounts for items, including the amounts involved.

Research and development costs

9. We note from your disclosures on page 28 that you are involved in significant research and development activities. Please disclose your accounting policy for the research and development costs as required by Paragraph 13 of SFAS No. 2.


TDK Corporation
November 3, 2004


Note 6.  Short-Term and Long-Term Debt, page 81

10. Please disclose whether your short-term debt are secured or unsecured. Also, please disclose the nature of assets mortgaged, pledged, or otherwise subject to lien, and the approximate amounts thereof. Your present disclosure is too general. See Rule 4-08(b) of Regulation S-X.

11. Please disclose in the note the significant debt covenants under your financing arrangements and the repercussions of not meeting them. Also, disclose the existence of any cross-default provisions. If applicable, please also disclose the existence and nature of any subsidiary level dividend restrictions. Refer to Rule 4-08(e) of Regulation S-X.

Note 17. Goodwill and Other Intangible Assets, page 99

12. Please disclose the amortization period and the method used for the amortizing the Patents, Software, and Other intangible assets.

13. Tell us and disclose the nature and amounts of each type of the Unamortized intangible assets included in the table. Explain to us the factors you considered in concluding that each one of these assets are indefinite-lived intangibles under SFAS 142.

Schedule II- Valuation and qualifying accounts, page 103

14. Please include a valuation and qualifying account reserve for the excess and slow moving inventory for all period presented. Also, discuss under Item 5, the reasons for changes in the reserve accounts included under the Schedule II. Refer to Rule 5-04 (c) of Regulation S-X.

*	*	*	*

 	As appropriate, please address the above comments in future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






TDK Corporation
November 3, 2004


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gopal R. Dharia, Staff Accountant, at (202) 942-1973 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


Sincerely,


									Larry Spirgel
Assistant Director


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